Exhibit 99.1

FOR IMMEDIATE RELEASE                                                                          (TSX VENTURE SYMBOL: CHQ, AMEX: CHQ)

APRIL 19, 2007

CHALLENGER ISSUES STOCK OPTIONS

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” — TSX Venture Exchange: CHQ, AMEX: CHQ) of Calgary, Alberta, Canada today announced that it has issued incentive stock options to a certain officer and a consultant of the Company.  The Company issued in aggregate 155,000 options to purchase common shares at $2.74 per share with a five-year term.  Challenger Energy is poised to commence drilling of its first exploration well in a back to back three well exploration program in Trinidad and Tobago with Canadian Superior Energy Inc. (AMEX,TSX:SNG) in the second quarter of 2007.  Challenger will be at the American Stock Exchange on April 23, 2007 to ring the opening bell in celebration of achieving its listing on AMEX on January 29, 2007.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration Company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and also has opportunities offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.
Calgary, Alberta
Attn:  Investor Relations
Phone:  (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca